April 21, 2006


Via U.S. Mail

Ted LeCroy
Manager
Palmetto Real Estate Trust
65 Liberty Lane
Greenville, SC  29607

	Re:	Palmetto Real Estate Trust
Schedule 14D-9
Filed April 20, 2006
SEC File No. 5-81717

Dear Mr. LeCroy:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule 14D-9
Item 4. The Solicitation or Recommendation

1. What consideration has been given to describing the analyses and conclusions of the Watermark Advisors LLC report in more detail, particularly in light of recent case law? We note that the report is a material factor considered by the board of trustees in its recommendation and it may be helpful for shareholders to consider the analysis in more detail.
2. You mention that it is possible that, "if MacKenzie successfully acquires all or a significant portion of the Shares it seeks in the
MacKenzie offer, it could cause fifty per cent of Palmetto`s outstanding shares to be deemed under the regulations to be owned, directly or indirectly, by or for five or fewer individuals." Considering your annual report on Form 10-KSB discloses that you have
1,030 holders of your common stock, advise us as to how it is possible that the offer being made by MacKenzie Patterson, et al. could have the effect you describe. In doing so, tell us what, if any, restrictions upon transfer you have in place that might limit the ability of MacKenzie to purchase enough shares so as to trigger the loss of Palmetto`s federal income tax status as a REIT.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (864) 232-2925:

Neil E. Grayson, Esq.
John M. Jennings, Esq.
Hamilton E. Russell, Esq.
Nelson Mullins Riley & Scarborough LLP


Palmetto Real Estate Trust
April 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE